Exhibit 99.1

Tarena International, Inc. Announces Investment from KKR and Mr. Shaoyun Han, Founder, Chairman and CEO

BEIJING, June 22, 2015 – Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of professional education services in China, today announced that KKR, a leading global investment firm, and Mr. Shaoyun Han, founder, chairman and CEO of Tarena, had entered into definitive agreements to purchase an aggregate of US$90.5 million of ordinary shares in the Company from existing pre-IPO shareholders, which are funds managed by affiliates of Goldman Sachs and IDG Technology Venture Investments, LLC (the “selling shareholders”).

Pursuant to these agreements, KKR has agreed to purchase 6,826,263 Class A ordinary shares, representing an approximately 13% stake in the Company, from the selling shareholders for US$70.0 million, and Mr. Shaoyun Han has agreed to purchase 2,000,000 Class A ordinary shares, representing an approximately 3.8% stake in the Company, from the selling shareholders for US$20.5 million, in private transactions. Mr. Han intends to fund the purchase through the issuance by an entity wholly owned by Mr. Han of a convertible bond to KKR.

“Tarena’s mission is to improve careers and change the lives of our students by delivering high quality professional education services. We believe that KKR’s rich experience in the education sector can help Tarena in its efforts to further strengthen its market leadership and achieve its vision of becoming the world’s leading and most innovative professional education service provider. We welcome KKR as a significant new shareholder and the extensive experience that it brings to our company,” said Mr. Shaoyun Han.

Julian Wolhardt, Member of KKR, said, “Tarena is a great company and a leader in its field with an excellent management team. We are very impressed with the Company’s strong track record and its potential for future growth. We look forward to leveraging our global network and local experience to help Tarena capture new market opportunities.”

The share purchase and sale transactions are expected to close on various dates in July 2015, subject to the satisfaction of customary closing conditions.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers courses in ten IT subjects and three non-IT subjects. Its courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 200,000 students, cooperated with more than 500 universities and colleges and placed students with approximately 54,000 corporate employers in a variety of industries. For further information, please visit http://ir.tarena.com.cn.

About KKR

KKR is a leading global investment firm that manages investments across multiple asset classes including private equity, energy, infrastructure, real estate, credit and hedge funds. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation at the asset level. KKR invests its own capital alongside its partners’ capital and brings opportunities to others through its capital markets business. References to KKR’s investments may include the activities of its sponsored funds. For additional information about KKR & Co. L.P. (NYSE:KKR), please visit KKR’s website at www.kkr.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Helen Song

Investor Relations

Tarena International Inc.

Tel: +8610 56219451

Email: ir@tarena.com.cn